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                               June 13, 2023

       Alan Snyder
       Chief Executive Officer
       aShareX Fine Art, LLC
       10990 Wilshire Blvd., Suite 1150
       Los Angeles, California 90024

                                                        Re: aShareX Fine Art,
LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Response dated May
25, 2023
                                                            CIK No. 0001964674

       Dear Alan Snyder:

               We have reviewed your May 25, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2023 letter.

       Response dated May 25, 2023

       General

   1. We note your response to comment 1 and disagree with your analysis. Rule 255(a)
                                                        prohibits the
solicitation of any commitment, binding or otherwise, from any person until qualification of an
offering statement. It appears that, via the bidding process, you are soliciting
pre-qualification commitments that are prohibited by Rule 255(a). In this regard, we note that
revocability of the pre-qualification bids doesn't make these bids permissible
solicitation of interests. Please revise the structure of the bid process so that
                                                        you are in compliance
with Regulation A.
 Alan Snyder
FirstName  LastNameAlan
aShareX Fine  Art, LLC Snyder
Comapany
June       NameaShareX Fine Art, LLC
     13, 2023
June 13,
Page 2 2023 Page 2
FirstName LastName
       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Alison Pear